NEWS RELEASE

New York - AG	June 10, 2026
Toronto - AG
Frankfurt - FMV

First Majestic Announces Voting Results from 2026 Annual General Meeting

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or "First Majestic") is pleased to announce the voting results for its Annual General Meeting of shareholders that was held on Wednesday, June 10, 2026 in Vancouver, British Columbia (the "2026 AGM").  Each of the matters that were voted upon at the 2026 AGM are described in detail in the Company's Management Information Circular dated April 29, 2026 (the "Circular"), which is available on the Company's website at www.firstmajestic.com/investors/agm-materials/ and under the Company's profile on SEDAR+ at www.sedarplus.ca.

A total of 290,164,319 common shares ("Shares") of First Majestic were represented at the 2026 AGM, representing 58.77% of the Company's issued and outstanding Shares as at April 15, 2026, the record date for the 2026 AGM. Shareholders voted in favour of all matters brought before the 2026 AGM. The specific voting results were as follows:

NUMBER OF DIRECTORS

Resolution	Votes For	% For	Votes Against	% Against
Set the number of directors of the Company at six	288,501,016	99.45%	1,605,061	0.55%

ELECTION OF DIRECTORS

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Keith Neumeyer	205,934,817	90.43%	21,805,112	9.57%
Marjorie Co	226,698,213	99.54%	1,041,717	0.46%
Thomas F. Fudge, Jr.	159,116,119	69.87%	68,623,811	30.13%
Raymond L. Polman	226,941,896	99.65%	798,034	0.35%
Colette Rustad	225,119,902	98.85%	2,620,027	1.15%
Ayesha Hira	226,854,677	99.61%	885,254	0.39%

APPOINTMENT OF AUDITOR

Resolution	Votes For	% For	Votes Withheld	% Withheld
Appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditor for the Company to hold office until the next Annual General Meeting and authorize the directors to set the remuneration to be paid to the auditor	252,426,451	87.01%	37,679,627	12.99%

SAY-ON-PAY (non-binding advisory vote)

Resolution	Votes For	% For	Votes Against	% Against
Advisory resolution to approve the Company's approach to executive compensation	149,484,647	65.64%	78,255,279	34.36%

APPROVAL OF UNALLOCATED ENTITLEMENTS AWARDED UNDER LTIP

Resolution	Votes For	% For	Votes Withheld	% Withheld
Approve the unallocated entitlements under the Company's long-term incentive plan (the "LTIP") and ratify grants of Awards (as defined in the LTIP) that have been made since May 26, 2025	221,671,087	97.34%	6,068,840	2.66%

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates four producing underground mines in Mexico: the Santa Elena Silver/Gold Mine, the Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), the San Dimas Silver/Gold Mine, and La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold Mine located in northeastern Nevada, U.S.A., which the Company is currently in the process of re-starting.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, CEO

Cautionary Note Regarding Forward Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and United States securities laws (collectively, "forward‐looking statements").  Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are discussed in the section entitled "Risk Factors" in the Company's most recent Annual Information Form for the year ended December 31, 2025 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F for the year ended December 31, 2025 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.  Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management's estimates or opinions should change, or otherwise.